Offer to Purchase for Cash

2,500,000 Outstanding Shares of Common Stock
of

GENERAL EMPLOYMENT ENTERPRISES, INC.
at

$.60 Net Per Share

by

 PSQ, LLC
(A Kentucky Limited Liability Company)

The Offer and Withdrawal Rights Will Expire at 12:00 Midnight, New York
City Time, on June 27, 2009, Unless the Offer Is Extended.

PSQ, LLC, a Kentucky limited liability company (“PSQ”), is offering to purchase, at a price of $.60 net per share in cash without interest, 2,500,000 outstanding shares of common stock, no par value per share (“Shares”), of General Employment Enterprises, Inc., an Illinois corporation (“GEE” or the “Company”), on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal.

There is no financing condition to this tender offer. This tender offer is not subject to the tender of any minimum number of Shares, but is subject to the non-waivable condition that no more than 2,500,000 Shares may be purchased by PSQ under the tender offer. In the event that more than 2,500,000 Shares of GEE common stock are tendered in response to this Offer to Purchase, each tendering shareholder shall be subject to a proportional reduction of the number of Shares tendered that will be purchased in this Offer to Purchase.

Concurrent with this Offer to Purchase, PSQ has entered into a Securities Purchase and Tender Offer Agreement which provides that PSQ will purchase 7,700,000 newly issued shares of GEE common stock at a price of $.25 per share, representing an aggregate purchase price of $1,925,000. As of the date of this tender offer, PSQ owns no shares of GEE common stock.

A summary of the principal terms of the tender offer appears on page 5 of this Offer to Purchase.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the tender offer.

April 13, 2009

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed, mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to Continental Stock Transfer + Trust Company, the depositary (“Depositary”) for the tender offer, and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.  Any questions regarding this procedure should be directed to the information agent, Morrow & Co., LLC (“Information Agent”), at 470 West Avenue, Stamford, CT 08902, or by telephone at (203) 658-9400.

If you desire to tender Shares and the certificates evidencing your Shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or you cannot deliver all required documents to the Depositary prior to the expiration of the tender offer, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the tender offer.

SUMMARY TERM SHEET

We are offering to purchase up to a maximum of 2,500,000 shares of GEE common stock, no par value, for $.60 net per Share in cash without interest. The following are some of the questions that you, as a shareholder of GEE, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. When used in this Offer to Purchase, the terms “we,” “our,” and “us” refer to PSQ, unless the context requires otherwise.

Who is offering to buy my securities?

Our name is PSQ, LLC. We are a Kentucky limited liability company formed specifically to acquire shares of GEE common stock, including 7,700,000 shares of newly issued shares of GEE common stock (“New Issue Shares”), which will result in PSQ controlling the voting class of outstanding capital stock of GEE. We are offering to purchase up to, but no more than 2,500,000 shares of the outstanding shares GEE common stock at a price of $.60 per share. As of the date hereof, we do not own any shares of GEE common stock, but we have entered into an Securities Purchase and Tender Offer Agreement with GEE dated March 30, 2009 which provides that we will purchase from GEE 7,700,000 shares of GEE common stock representing approximately 58% of the then outstanding shares of common stock of GEE, for a price of $.25 per Share, for an aggregate purchase price of $1,925,000. Our purchase of the New Issue Shares is conditional upon the commencement of this tender offer and Shareholder approval, among other conditions listed in Section 12.

General Employment Enterprises, Inc. was incorporated in the State of Illinois in 1962 and is the successor to employment offices doing business since 1893. In 1987, GEE established Triad Personnel Services, Inc., a wholly-owned subsidiary, incorporated in the State of Illinois. The principal executive office of GEE is located at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois. GEE operates in one industry segment, providing professional staffing services. The Company offers its customers both placement and contract staffing services, specializing in the placement of information technology, engineering and accounting professionals.

The Company’s placement services include placing candidates into regular, full-time jobs with client-employers. The Company’s contract services include placing its professional employees on temporary assignments, under contracts with client companies. Contract workers are employees of the Company, typically working at the client location and at the direction of client personnel for periods of three months to one year.  The combination of these two services provides a strong marketing opportunity, because it offers customers a variety of staffing alternatives that includes direct hire, temporary staffing and a contract-to-hire approach to hiring.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase a maximum of 2,500,000 shares of GEE’s outstanding common stock.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $.60 per Share, net to you in cash without interest. This price represents premiums of approximately 55.5% over the 10-day volume-weighted average closing price of GEE’s common stock now listed on the NYSE AMEX US Stock Exchange and traded under the symbol “JOB.” If you are the record owner of your Shares and you tender your Shares to us in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

What are the most important conditions to the tender offer?

Our obligation to purchase Shares at the expiration of the tender offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that PSQ consummates the purchase of the Newly Issued Shares from GEE as contemplated in the Securities Purchase and Tender Offer Agreement. We calculate that, based on the number of outstanding Shares as of March 30, 2009, there were approximately 5,165,265 shares of common stock outstanding at that date and our purchase of the 7,700,000 of Newly Issued  Shares will result in our beneficial ownership of approximately 58% to 76%, depending on the number of Shares tendered, of the then outstanding number of shares of GEE common stock. There is no minimum number of outstanding shares that must be tendered in the tender offer as a condition to the offer.

The tender offer is not conditioned upon any antitrust or other governmental approvals, consents or clearances. The tender offer is subject to several other conditions. See “Section 12 – Conditions to the Offer.”

In the event that all of the conditions to the tender offer have not been satisfied or waived at the then scheduled expiration date of the tender offer, PSQ may extend the expiration date of the tender offer in such increments as PSQ may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) PSQ’s determination that such conditions are not reasonably capable of being satisfied.

Do you have the financial resources to make payment?

Yes. We have already deposited into escrow pursuant to the Securities Purchase and Tender Offer Agreement the total aggregate purchase price of $1,925,000 for the Newly Issued Shares and we are required to establish that the maximum aggregate tender offer purchase amount of $1,500,000 will be placed on deposit with the same escrow agent no later than three business days prior to the closing of the tender offer. PSQ also has sufficient cash resources to pay related fees and expenses of the tender offer.  PSQ has the cash on hand to fund the tender offer and place the required deposit into the escrow as provided in the Agreement.

Is your financial condition relevant to my decision to tender my Shares in the tender offer?

We do not think that PSQ’s financial condition is relevant to your decision whether to tender your Shares in the tender offer because (i) PSQ’s obligations in the tender offer are not subject to any condition relating to financing or the disbursement of financing and (ii) PSQ’s cash and cash equivalents together provide adequate financial resources enable PSQ to make all payments promptly under the tender offer.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 midnight, New York City time, on Saturday, June 27, 2009, or such later date to which we may extend the expiration date, to decide whether to tender your Shares in the tender offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Can the tender offer be extended and how will I be notified if the tender offer is extended?

We may, in our sole discretion, extend the tender offer at any time or from time to time for any reason. If we decide to extend the tender offer, we will inform Continental Stock Transfer & Trust, the Depositary for the tender offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the date the tender offer was scheduled to expire. See “Section 1 – Terms of the Offer; Expiration Date.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal and any required signature guarantees, to Continental Stock Transfer & Trust Co., the Depositary for the tender offer, not later than the time the tender offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the tender offer, you may be able to have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period after the expiration of the tender offer or you will not be able to tender your Shares in the tender offer. See “The Tender Offer — Section 3 — Procedures For Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the tender offer has expired.

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to Continental Stock Transfer & Trust Co., the Depositary for the tender offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Have you held discussions with GEE in the last two years regarding any transaction?

Shortly after we initiated discussions with GEE’s board of directors in January, 2009, we continued those discussions; exchanges of information; conducted due diligence; negotiated on terms and conditions with the GEE board of directors and then, on March 30, 2009, we publicly announced the unsolicited tender offer that is the subject of this Offer to Purchase. Prior to our initial discussions with the chief executive officer of GEE in January, 2009, PSQ had no contact or discussions or communications regarding this tender offer or any other similar corporate transaction with GEE. See “Special Factors — Background of this Offer.”

What does GEE board of directors think of the tender offer?

We obtained the prior approval and recommendation of GEE’s board of directors before the public announcement of this tender offer. We anticipate that GEE’s board of directors may form a special committee consisting of independent directors to consider the merits of our tender offer and will advise stockholders of GEE’s position with respect to the tender offer within 10 business days of the commencement of the tender offer. However, the consummation of the tender offer does not require the approval or recommendation of GEE’s board of directors or a special committee.

Do you have interests in the offer that may be different from my interests as a stockholder of GEE?

Yes. Our interests in the tender offer present actual or potential conflicts of interest such that our interests may be different from those of stockholders being asked to sell their Shares. In particular, stockholders should be aware that the financial interests of GEE and PSQ with regard to the price to be paid in the tender offer are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell all of your Shares in the tender offer, you will cease to have any interest in GEE and will not have the opportunity to participate in the future earnings or growth, if any, of GEE. On the other hand, we will benefit from any future increase in the value of GEE, as well as bear the burden of any future decrease in the value of GEE.

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to GEE’s stockholders, based upon the factors set forth under “Special Factors — Position of PSQ Regarding the Fairness of the Offer.”

What are the U.S. federal income tax consequences of participating in the tender offer?

In general, your sale of Shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the tender offer in light of your particular circumstances. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.”

Following the tender offer, will GEE continue as a publicly reporting company?

Yes, we currently expect that GEE will continue as a publicly reporting company as we review our options, except in the event the Shares no longer meet the standards for continued listing on the current NYSE AMEX US Stock Exchange. In the event that GEE common stock no longer meets the listing standards, we anticipate at this point to maintain GEE as a fully-reporting company quoting its common stock on the Over-the-Counter Electronic Bulletin Board interdealer quotation market.

Will I have the right to have my Shares appraised?

If you tender your Shares in the tender offer, you will not be entitled to exercise any appraisal rights.

If I decide not to tender, how will the tender offer affect my Shares?

The purchase of Shares pursuant to the tender offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the tender offer. Depending upon the number of Shares purchased pursuant to the tender offer, GEE’s common stock may no longer meet the standards for continued listing on the NYSE AMEX US Stock Exchange.  Depending on similar factors, GEE may cease being required to comply with the public reporting requirements under the Exchange Act and may terminate the same in that event.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the tender offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the tender offer. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the purchase price with Continental Stock Transfer & Trust Co., the Depositary for the tender offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

How will my employee stock options be treated in the tender offer?

You are free to exercise any vested stock options you hold in accordance with their terms and then tender the Shares you acquired through the option exercise under this tender offer. You should consider whether the exercise price of your outstanding options is greater than the tender offer price or less than the tender offer price. Unless exercised by you, your options will continue in accordance with their terms until their expiration.

How will my restricted stock be treated in the tender offer?

If you previously received a restricted stock award and any Shares under that award have become vested, those vested Shares are the same as any other Shares, and you are free to tender those Shares in accordance with the terms of the tender offer.

If you previously received a restricted stock award and any Shares under that award have not vested as of the expiration of the tender offer, such restricted Shares may be tendered only if permitted by the terms of your restricted stock award. Our understanding is that any and all such awards provide that the restricted Shares under such restricted stock awards are not transferable. As a result, our understanding is that under the terms of your restricted stock award, you may not tender such restricted Shares in the tender offer.

How do I tender shares issued to me under GEE’s employee stock purchase plan that are held in an account at Continental Stock Transfer & Trust Company?

In order to tender your Shares acquired under GEE’s employee stock purchase plan that are held in an account with Continental Stock Transfer & Trust Company, the administrator of the plan, you must direct Continental Stock Transfer & Trust Company to tender your Shares. To direct Continental Stock Transfer & Trust Company to tender your Shares you must return a completed, signed and dated instruction form to Continental Stock Transfer & Trust Company by 5:00 p.m. New York City time on Wednesday, June 24, 2009 (the “Plan Deadline”), which is two business days prior to the expiration date of the Offer. In the event the expiration date for the Offer is extended, the Plan Deadline will automatically be extended to 5:00 p.m. New York City time two business days prior to such new expiration date. If your tender instructions are not received before the Plan Deadline, Continental Stock Transfer & Trust Company will not tender the Shares held in your account.

What is the market value of my Shares as of a recent date?

On March 27, 2009, the last trading day before we announced the tender offer, the last sale price of the Shares reported on the NYSE AMEX US Stock Exchange was $.33 per Share. Our tender offer price represents a premium of approximately 81.8%  and 55.5% over the closing price and 10-day volume-weighted average trading price, respectively, of GEE’s common stock on the NYSE AMEX Stock Exchange as of March 27, 2009.  We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

Who can I call if I have questions about the tender offer?

You can contact the Information Agent, Morrow & Co., LLC by telephone at (203) 658-9400 or by mail to 470 West Avenue, Stamford, CT 06902.

INTRODUCTION

PSQ, LLC, a Kentucky limited liability Company (“PSQ”), is offering to purchase 2,500,000 of the outstanding shares of common stock, no par value (the “Shares”), of General Employment Enterprises, Inc. (“GEE”) for $0.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Securities Purchase and Tender Offer Agreement to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). The purpose of the Offer is to acquire up to a maximum of 2,500,000 of the issued and outstanding Shares.  GEE has one class of common stock and no other outstanding voting securities and, as of March 31, 2009, there were 5,165,265 Shares outstanding.

Stockholders who will be accepting the Offer should contact and submit their request(s) to Continental Stock Transfer and Trust, the “Depositary”, and follow the instructions included in Section 3 of this Offer on or before expiration, which is Saturday, June 27, 2009.  Shareholders who have Shares registered in their own names and tender directly to Continental Stock Transfer and Trust, the Depositary for the Offer, will not have to pay brokerage fees or commissions. On the other hand, stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if there are any applicable charges or transaction fees.

It is anticipated that GEE’s board of directors will form a special committee consisting of independent directors to consider the merits of the Offer and that the special committee will advise stockholders of GEE’s position with respect to the Offer within 10 business days of the commencement of the Offer. However, the consummation of the Offer does not require the approval or recommendation of GEE’s board of directors or a special committee thereof.

This Offer is subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer.” Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by us in our sole discretion and we reserve the right to terminate this Offer at any time. There is no financing condition to this Offer.

This Offer to Purchase includes forward-looking statements. These forward-looking statements include, among others, statements concerning our plans with respect to the acquisition of the Shares and GEE, our and GEE’s respective outlooks for the future and information about GEE’s strategic plans and objectives, other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

Except as otherwise set forth herein, the information concerning GEE contained in this Offer to Purchase, including, without limitation, financial information, has been obtained from GEE or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources. Neither we nor GEE assume any responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by GEE to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us. Except as otherwise set forth herein, the information concerning us and GEE contained in this Offer to Purchase including, without limitation, information about deliberations of our and GEE’s board of directors and information about our and GEE’ plans or proposals with respect to GEE, has been furnished by us or GEE.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by GEE’s stockholders.

Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Background of This Offer

Our name is PSQ, LLC. We are a Kentucky limited liability company formed specifically to acquire shares of GEE common stock, including 7,700,000 shares of newly issued shares of GEE common stock (“New Issue Shares”), which will result in PSQ controlling the voting class of outstanding capital stock of GEE. We are offering to purchase up to, but no more than 2,500,000 shares of the outstanding shares GEE common stock of at a price of $.60 per share. As of the date hereof, we do not own any shares of GEE common stock, but we have entered into an Securities Purchase and Tender Offer Agreement with GEE dated March 30, 2009 which provides that we will purchase 7,700,000 shares of GEE common stock representing approximately 58% of the then outstanding shares of common stock of GEE, for a price of $.25 per Share, for an aggregate purchase price of $1,925,000. Based on the review of GEE’s business and market position, we have identified GEE as a strategic opportunity and a foundation for long-term growth in the providing of professional staffing and related human resource outsourcing services.

The following represent the course of events for PSQ that led towards the Offer:

• The Offer was initiated by Mr. Furnari of MC Capital Funding Group on January 7, 2009.  Mr. Furnari facilitated the introduction of Mr. Ronald E. Heineman of River Falls Financial Services, Inc. (“River Falls”) and Mr. Baker of GEE on January 16, 2009, at which time the parties discussed the possibility of a tender offer and direct cash investment into the Company.  On January 27, 2009, Mr. Heineman met with Herbert F. Imhoff, Jr., Kent M. Yauch, Sheldon Brottman and Mr. Baker to discuss funding opportunities through River Falls.

• A meeting was then held on February 4, 2009 between representatives of River Falls, GEE, and certain investment / business partners of River Falls, including Oppenheimer, Sands Brothers Asset Management and the Park Avenue Bank.

• On February 5, 2009, PSQ, a special purpose vehicle formed by River Falls, submitted a draft letter of intent to GEE, outlining a proposed share purchase and tender offer to be undertaken by PSQ.

• On February 11, 2009, PSQ and GEE executed the non-binding letter of intent outlining certain preliminary terms of the Share Purchase and Tender Offer.

• On February 17, 2009, Mr. Heineman met with Mr. Imhoff, Jr. in GEE’s corporate office. They discussed business operations and Mr. Imhoff, Jr.’s role with the Company if the proposed transactions were to take place.

• On February 23, 2009, Mr. Heineman met with GEE’s Board of Directors and discussed the status of negotiations as well as the merits of a potential transaction between the parties.

• A first draft of the Purchase Agreement from PSQ was submitted on March 2, 2009.

• From March 8 through March 12, 2009, PSQ and Gee, as well as respective legal counsel exchanged comments to drafts of the Purchase Agreement and negotiated various terms and conditions of the Purchase Agreement and the transactions contemplated thereby.

• On March 12, 2009, Mssrs. Imhoff, Jr., Yauch, Baker and Heineman, present in person at GEE’s headquarters, along with the Company’s counsel and PSQ’s counsel participating via teleconference, continued to negotiate various open issues in the Purchase Agreement.

• On March 14, 2009, Mr. Baker discussed certain terms of the Consulting Agreement with Mr. Heineman.
• On March 19, 2009, PSQ’s counsel distributed a revised draft of the Purchase Agreement to GEE. In turn, GEE’s counsel delivered a further revised draft of the Purchase Agreement to PSQ on March 20, 2009.

•
• On March 28 and 29, 2009, the Company and PSQ continued to negotiate the remaining issues in the Purchase Agreement and the related agreements.

• On March 30, 2009, the Company and PSQ resolved the remaining issues in the various transaction documents and entered into the Secuities Purchase and Tender Offer Agreement and the corresponding Escrow Agreement, and the Company, PSQ and Mr. Imhoff, Jr. entered into the Consulting Agreement and the Registration Rights Agreement. GEE issued a press release and filed an 8-K with the SEC announcing the execution of the Purchase Agreement and the other transaction documents.

Position of PSQ Regarding the Fairness of the Offer

The rules of the Commission require us, PSQ, to express our belief to stockholders of GEE who are unaffiliated with GEE and its subsidiaries as to the fairness of the transaction. We are recommending stockholders of GEE to Tender Shares pursuant to this Offer and base our solicitation on the following factors:

• The Company would receive $1,925,000 in connection with the sale of stock in the Share Purchase, which the Company will be able to use (a) for working capital purposes, (b) for improving operations as the Company works towards returning to profitability, and (c) for possible acquisitions.  Absent the cash that would be received from the Share Purchase, the Company’s management estimated that the Company would exhaust its cash resources by the end of the fourth calendar quarter of 2009, and, in light of the condition of the current financial markets, the Company may not otherwise be able to obtain financing needed to continue its operations, or if able to obtain it, such financing may not have been available on market terms or terms attractive to the Company;

• The Tender Offer gives the Company’s shareholders the opportunity to sell shares of the Company in the Tender Offer at a substantial premium to the market price and also to remain as shareholders in a company that will be financially strengthened by PSQ’s cash infusion from the Share Purchase.  Based on the closing market price of the Shares at $0.33, the Tender Offer Price represents an almost 82% premium and 55.5% to the closing and 10-day volume-weighted average closing price of the Shares on March 27, 2009;

• GEE has retained an independent third party, Prairie Capital to opine on the fairness of the Tender Offer to GEE shareholders and, on the date of its opinion, and based upon and subject to the various considerations set forth in its opinion, the Tender Offer considered together with the Share Purchase and the Consulting Agreement, are deemed to be fair to the Company and the Company’s shareholders from a financial point of view;

• The proposed compensation terms for the proposed new Chief Executive Officer and President of the Company, Ronald E. Heineman, which, as described in more detail below, provide that Mr. Heineman’s initial compensation would consist of an annual salary of $1.00 and a grant of 150,000 stock options for each of three-year term of the proposed compensation agreement, the result of which would be significantly beneficial to the Company’s cash position in the near-term and would tie the value of Mr. Heineman’s compensation exclusively to the performance of the Company and its stock price;

• That, as a result of the Share Purchase and the Tender Offer, all outstanding unvested options issued under the Company’s stock option plans will automatically vest in full prior to the Closing; and

• There are no unusual requirements or conditions to the Offer, and there is no financing condition to the Offer.   Accordingly, the Offer can be consummated by us expeditiously to the benefit of the unaffiliated stockholders tendering their Shares; and if we amend the Offer to include any material additional information, we will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the amended information.

Factors Not Supportive of Our Fairness Determination

We also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of the transaction:

• As to the Offer price, our financial interests are adverse to the financial interests of GEE’s stockholders unaffiliated with us. In addition, as described under the above paragraph “Interests of Certain Persons in the Offer,” officers and directors of GEE have actual or potential conflicts of interest in connection with the Offer.

• The Shares have historically traded at higher trading price levels. The closing price of $0.33 reached on March 27, 2009, was comparatively low to the historical prices of the Company.  This trading price history suggests that many stockholders of GEE may have acquired their Shares at prices significantly higher than current trading levels.

• The sale of Shares in the Offer is generally taxable to the selling stockholders. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.”

Factors Not Considered

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of GEE. The liquidation value was not considered because GEE is a viable going concern and we have no plans to liquidate GEE. Therefore, we believe that GEE’s liquidation value is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders.  Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of GEE as a going concern but rather is indicative of historical costs.

The foregoing discussion summarizes the material information and factors we considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, we did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching our conclusion. Our view as to the fairness of the transaction to unaffiliated stockholders of GEE should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.

Purpose and Structure of the Offer; Our Reasons for the Offer; and Plans for GEE After the Offer

We were formed as a special purpose vehicle to acquire a controlling interest in GEE and thereafter, through GEE as its operating subsidiary, to become a recognized leader in the providing of professional staffing and related human resource outsourcing services; with specialization on information technology, engineering, and accounting professionals.  Based on the review of GEE’s business and market position, we have identified General Employment as a strategic opportunity and a foundation for long-term growth.

We are offering to commence a cash tender offer for a maximum of 2,500,000 of the outstanding shares of the common stock of GEE, an Illinois corporation, at a purchase price of $0.60 per share, net to the holder in cash, without interest thereon, for a maximum aggregate amount equal to $1,500,000, upon the terms and subject to the conditions set forth in the Purchase and Tender Offer Agreement.

Appraisal Rights

Holders of Shares do not have appraisal rights in connection with the Offer.

Security Ownership of Certain Beneficial Owners

As of the date hereof, we do not own any shares of GEE common stock, but we have entered into an Securities Purchase and Tender Offer Agreement with GEE dated March 30, 2009 which provides that we will purchase 7,700,000 shares of GEE common stock representing approximately 58% of the then outstanding shares of common stock of GEE, for a price of $.25 per Share, for an aggregate purchase price of $1,925,000. Our purchase of the New Issue Shares is conditional upon the commencement of this tender offer.

Transactions and Arrangements Concerning the Shares

Neither GEE nor PSQ, to their respective knowledge, or any of their respective directors or executive officers or any other person controlling either GEE or PSQ is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with the Tender Offer and any securities of GEE not otherwise disclosed herein (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as described in this Offer to Purchase, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of GEE, an election of directors of GEE or a sale or other transfer of a material amount of GEE’s assets, has been entered into or has occurred between any of GEE or any of its affiliates and GEE or PSQ or, to the knowledge of GEE and PSQ, between GEE or any of its affiliates and any unaffiliated person.

To the knowledge of GEE and PSQ, each executive officer and director of GEE currently intends to tender all Shares held of record or beneficially owned by such person in the Tender Offer, other than restricted Shares which are subject to transfer restrictions and Shares such person has the right to purchase by exercising stock options, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act.

Related Party Transactions

Registration Rights

GEE, PSQ and Herbert F. Imhoff, Jr. (Chairman, Chief Executive Officer and President of the Company) also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) on March 30, 2009 that will provide (i) PSQ with customary demand registration rights with respect to the shares of Common Stock to be acquired by PSQ in the Share Purchase and the Tender Offer, and (ii) Mr. Imhoff, Jr. with customary piggyback registration rights with respect to shares of Common Stock owned by Mr. Imhoff, Jr. in the event that any of PSQ’s shares of Common Stock are registered by the Company.

Confidentiality Agreement

PSQ and the Company entered into a confidentiality agreement, dated February 11, 2009, during the course of discussions between the parties regarding a potential acquisition. Under the confidentiality agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential.

Imhoff Employment Agreement and Consulting Agreement

In connection with entering into the Purchase Agreement, on March 30, 2009, the Company, PSQ and Mr. Imhoff, Jr. entered into a Consulting Agreement (the “Consulting Agreement”), which agreement will become effective upon the Closing.  Under the terms of the Consulting Agreement, among other things, (i) Mr. Imhoff, Jr.’s Employment Agreement with the Company will terminate, as will his rights and benefits under the Employment Agreement (except with respect to accrued vacation and his vested benefits under the Company’s Executive Retirement Plan), (ii) all of Mr. Imhoff, Jr.’s stock options will be canceled, (iii) Mr. Imhoff, Jr. will be subject to non-competition and non-solicitation provisions for a period of two years after the expiration or termination of the Consulting Agreement, (iv) Mr. Imhoff, Jr. will grant a release in favor of the Company, (iv) Mr. Imhoff, Jr. will provide consulting services to the Company, and (v) Mr. Imhoff, Jr. will agree to continue to serve as a member of the Board of Directors of the Company during the term of the Consulting Agreement.

The Imhoff Employment Agreement provides, among other things, that Mr. Imhoff, Jr. will serve as Chairman of the Board, Chief Executive Officer and President; will have a continuous three-year term of employment with the Company at a minimum annual base salary of $450,000 (although Mr. Imhoff, Jr. agreed to reduce that base salary to $350,000 for the year ending December 31, 2009); and will be eligible to earn an annual performance bonus and be entitled to receive certain other perquisites and benefits.  In addition, the Imhoff Employment Agreement provides that in the event the Company terminates Mr. Imhoff, Jr.’s employment for any reason other than for “cause,” Mr. Imhoff, Jr. would be entitled to receive outplacement assistance; a lump sum cash payment equal to the sum of his base salary (calculated at the $450,000 base salary amount) and average annual performance bonus that would have been payable for the remainder of the term of the Imhoff Employment Agreement; a severance bonus based on a fraction of his average annual performance bonus; and continuation of certain perquisites and fringe benefits for the remainder of the term of the Imhoff Employment Agreement.  Also, in the event that any payment, benefit or distribution under the terms of the Imhoff Employment Agreement was determined to be an “excess parachute payment” pursuant to section 280G of the Internal Revenue Code, with the effect that he would become liable for the payment of an excise tax, Mr. Imhoff, Jr. would be entitled to receive an additional gross-up payment.

In consideration therefore, under the terms of the Consulting Agreement, Mr. Imhoff, Jr. (i) will be paid an annual consulting fee of $300,000 per year, and director fees no less than the fees currently paid to the Company’s non-employee directors ($2,000 per month), during the term of the Consulting Agreement, (ii) will be issued 500,000 shares of Common Stock upon the Closing for no additional consideration, and (iii) will receive health and life insurance benefits from the Company, as well as his accrued vacation benefits and accrued benefits under the Company’s Executive Retirement Plan.  The term of the Consulting Agreement will be three years from the Closing, and it will be terminable at any time and for any reason by any party, provided that promptly following any such termination thereof, Mr. Imhoff, Jr. will continue to receive for the remainder of the term of the Consulting Agreement the fees and benefits that would otherwise be due to him under the agreement if the agreement had not been terminated.  In addition, if the Company defaults in its payment obligations to Mr. Imhoff, Jr. under the Consulting Agreement, the Company will be required to pay to Mr. Imhoff, Jr. the remaining amount of the payments due under the Consulting Agreement in a lump-sum payment within 30 days of such default.

Employment Agreements with Marilyn White and Kent Yauch

The Company has entered into employment agreements, as amended, with each of Marilyn White (the “White Employment Agreement”) and Kent Yauch (the “Yauch Employment Agreement” and together with the White Employment Agreement, collectively, the “Officer Employment Agreements”). The Officer Employment Agreements provide the terms for the at-will employment of Ms. White and Mr. Yauch, provide the waiver by each of Ms. White and Mr. Yauch of any benefits to which they may be respectively entitled under the Company’s Key Manager Plan, and contain a covenant not to compete that extends for two years following the termination of employment with the Company. In the event of a change in control of the Company, if the executive’s employment were to be terminated by the Company for any reason other than “cause,” the executive would be entitled to receive a lump sum cash payment equal to two times the executive’s base salary and average annual bonus; accelerated vesting of all previous cash or stock awards; a severance bonus based on a fraction of his or her average annual bonus; and continuation of certain fringe benefits for a period of two years. If the transactions contemplated by the Purchase Agreement close, then a change in control will be deemed to have occurred for purposes of the Officer Employment Agreements.

Directors’ and Officers’ Insurance; Indemnification

PSQ has agreed to cause the Company to maintain for not less than six years from the date of Closing of the Share Purchase and Tender Offer the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring on or prior to such Closing date. PSQ and the Company will not, however, be required to spend annually more than 150% of the amount that the Company spent for such policies in fiscal year 2008.

In addition, from and after the closing of the Share Purchase and Tender Offer, PSQ has agreed to cause the Company to indemnify and hold harmless each person who is now, at any time has been or who becomes prior to such closing date a director or officer of Company or any of its subsidiaries, and their heirs and personal representatives (the “Indemnified Parties”), against any and all expenses incurred in connection with any claim, suit, investigation or proceeding arising out of or pertaining to any action or omission occurring on or prior to such closing date (including, without limitation, any claim, suit, investigation or proceeding which arises out of or relates to the transactions contemplated by the Purchase Agreement), and has agreed to cause the Company to pay to each Indemnified Party expenses incurred by each Indemnified Party in connection with the final disposition of any such claim, suit, investigation or proceeding.

Cash Consideration Payable Pursuant to the Tender Offer.

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Tender Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company.  Information set forth in the Company’s Proxy Statement for the 2009 annual meeting of shareholders under the principal heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Stock Option Plans

As of March 31, 2009, there were stock options outstanding under the Company’s 1995 Stock Option Plan, Amended and Restated 1997 Stock Option Plan and 1999 Stock Option Plan (each, a “Plan”, and together, collectively, the “Plans”). The Plans were approved by the shareholders. The 1995 Stock Option Plan expired during fiscal 2006, and no further options may be granted under that Plan. The Plans granted specified numbers of options to non-employee directors, and they authorized the Compensation Committee of the Board of Directors to grant either incentive or non-statutory stock options to employees. All stock options outstanding as of March 31, 2009 were non-statutory stock options, had exercise prices equal to the market price on the date of grant, and had expiration dates 10 years after the date of grant.

Each of the plans provides that upon a “Change of Control,” defined in each of the respective plans to include the commencement by an entity, person or group (other than the Company or a subsidiary) of a tender offer for more than 20% of the outstanding voting stock of the Company, all outstanding options shall become fully exercisable and all restrictions thereon shall terminate.  Accordingly, if the Share Purchase and the Tender Offer are consummated, all outstanding options will become fully exercisable and all restrictions thereon will terminate.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding Common Stock. In connection with such rights plan, the Company entered into the Rights Agreement, dated as of February 4, 2000 (the “Rights Agreement”), with Continental Stock Transfer & Trust Company.  Under the Rights Agreement, the rights will become exercisable if any person or affiliated group (other than certain “grandfathered” shareholders) acquires, or offers to acquire, 10% or more of the Company’s Shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per Share, Common Stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of shares of Common Stock issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions. The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one Share for each right. The rights are nonvoting and will expire on February 22, 2010.

On March 27, 2009, the Board of Directors determined to exclude from the trigger events defined in the Rights Agreement the Share Purchase and Tender Offer with respect to the contemplated transactions with PSQ, and on March 30, 2009, the Company entered into an amendment (the “Rights Agreement Amendment”) of the Rights Agreement with Continental Stock Transfer & Trust Company. The Rights Agreement Amendment, among other things, generally provides that neither PSQ nor its affiliates or associates will be deemed to be an “Acquiring Person” (as such term is defined in the Rights Agreement) if the Share Purchase and Tender Offer are consummated, and a “Distribution Date” (as such term is defined in the Rights Agreement) will not be deemed to have occurred, solely as a result of (a) the announcement of the Share Purchase and Tender Offer, (b) the execution of the Purchase

Agreement, or (c) the consummation of the transactions contemplated by the Purchase Agreement, including the Share Purchase and Tender Offer. In addition, the previous exception to the definition of Acquiring Person for Herbert F. Imhoff, Sr., and his family members and related trusts, which allowed such persons and trusts to own up to 38% of the outstanding shares of Common Stock of the Company without being treated as an “Acquiring Person” under the Rights Agreement, was eliminated by the Rights Agreement Amendment.

 Interests of Certain Persons in the Offer

The Company’s executive officers and the members of the Board of Directors may be deemed to have interests in the transactions contemplated by the Purchase Agreement that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board of Directors is aware of these potential conflicting interests and considered them, among other things, in reaching its decision to approve the Purchase Agreement and the Share Purchase and Tender Offer.

Employee Stock Options and Restricted Stock

Certain officers and directors of GEE hold vested employee stock options, which may be exercised in accordance with their terms and the Shares acquired thereby may be tendered in the Offer.  However, we understand that all of GEE’s outstanding employee stock options are exercisable at prices substantially higher than the Offer price. Accordingly, we do not expect option holders to exercise their stock options in connection with the Offer.

Certain executive officers and directors of GEE may also hold Shares which constitute restricted stock. With respect to any restricted stock award that has become vested, those vested Shares are the same as any other Shares, and such persons are free to tender those Shares in accordance with the terms of the Offer. Unvested Shares of restricted stock may not be tendered in the Offer.

THE TENDER OFFER

Section 1 — Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn by the Expiration Date in accordance with the procedures set forth in “— Section 4 — Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on June 27, 2009, unless we have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

            We may waive any or all of the conditions to our obligation to purchase Shares pursuant to the Offer, except the majority of the minority condition. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived), we may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (except the majority of the minority condition which may not be waived) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. See “— Section 12 — Conditions to the Offer.”

            We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the majority of the minority condition, which may not be waived. We acknowledge that (i) the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) we may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the events specified in “— Section 12 — Conditions to the Offer” without extending the period of time during which the Offer is open.

We have the right to extend the Offer beyond the Expiration Date for any of the following reasons: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived); (ii) for any period required by any rule, regulation, interpretation or position of the Commission or any period required by or advisable under applicable law; or (iii) if Shares have been accepted for payment but the number of Shares owned by us is less than 90% of the outstanding Shares, for an aggregate period of not more than 20 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to us in exchange for the Offer price on the same terms that applied to the Offer. We will accept for payment, and pay for, any Shares that are validly tendered during a subsequent offering period, if provided, as promptly as practicable after any such Shares are validly tendered during such subsequent offering period. Holders of Shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled Expiration Date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) the determination that such conditions are not reasonably capable of being satisfied.

We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer are satisfied or waived on the Expiration Date. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

 If we are delayed in making payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “— Section 4 — Withdrawal Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the Offer price and the number of Shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

We have GEE’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GEE’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2 — Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “— Section 3 — Procedures For Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering stockholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefore with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “— Section 3 — Procedures For Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

If, on or prior to the Expiration Date, we shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered, accepted for payment or paid for prior to such increase in consideration.

            We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Tender Offer.

Section 3 — Procedures for Tendering Shares

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be made through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the NYSE Medallion Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when complete delivery is actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer (other than the majority of the minority condition) or any defect or irregularity in the tender of any particular Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, GEE, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination.

Other Requirements

By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of GEE’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Our acceptance for payment of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Section 4 — Withdrawal Rights

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after June 27, 2009.  If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “— Section 3 — Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “— Section 3 — Procedures For Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period if the Offer is amended to provide for one.

No withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5 — Certain U.S. Federal Income Tax Considerations

The following summarizes certain of the material U.S. federal income tax consequences of the Offer to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any person that owns actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of GEE.

Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise); (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders. If a partnership holds the Shares, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding the Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer.

A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale of the Shares

The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells the Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, U.S. Holders that are individuals generally will be taxed on net capital gains at a maximum rate of 15% with respect to those Shares held for more than 12 months at the effective time of the Offer, and 35% with respect to those Shares held for 12 months or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting

Payment of proceeds with respect to the sale of the Shares pursuant to the Offer may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

Section 6 — Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE AMEX US Stock Exchange under the symbol “JOB.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE AMEX US Stock Exchange as reported by published financial sources.

Calendar Year	High	Low
2007:
Second Quarter	2.01	1.96
Third Quarter	1.76	1.76
Fourth Quarter	1.66	1.63
2008:
First Quarter	1.38	1.32
Second Quarter	.85	.85
Third Quarter	.41	.40
Fourth Quarter	.42	.39
2009
First Quarter	.48	.35

On March 27, 2009, the last full trading day prior to the public announcement and commencement of the Offer, the last sale price per Share was $0.33.

Stockholders are urged to obtain a current market quotation for the Shares.

Section 7 —	Certain Information Concerning GEE

General

The principal executive office of GEE is located at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois. GEE operates in one industry segment, providing professional staffing services. The Company offers its customers both placement and contract staffing services, specializing in the placement of information technology, engineering and accounting professionals. The Company’s placement services include placing candidates into regular, full-time jobs with client-employers. The Company’s contract services include placing its professional employees on temporary assignments, under contracts with client companies. Contract workers are employees of the Company, typically working at the client location and at the direction of client personnel for periods of three months to one year.  The combination of these two services provides a strong marketing opportunity, because it offers customers a variety of staffing alternatives that includes direct hire, temporary staffing and a contract-to-hire approach to hiring.

Financial Information

GEE is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the

Commission by telephoning 1-800-SEC-0330. GEE’s filings are also available to the public on the Commission’s Web site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Room of the Commission at 100 F Street, N.W., Washington, D.C. 20549, upon payment of the Commission’s customary fees.

Section 8 — Certain Information Concerning PSQ

PSQ is a newly-formed Kentucky limited liability company formed specifically to acquire shares of GEE common stock, including 7,700,000 shares of newly issued shares of GEE common stock (“New Issue Shares”), which will result in PSQ controlling the voting class of outstanding capital stock of GEE. By this Offer, we are also offering to purchase up to, but no more than 2,500,000 shares of the outstanding shares GEE common stock of at a price of $.60 per share. As of the date hereof, we do not own any shares of GEE common stock, but we have entered into an Securities Purchase and Tender Offer Agreement with GEE dated March 30, 2009 which provides that we will purchase 7,700,000 shares of GEE common stock representing 60% of the then outstanding shares of common stock of GEE, for a price of $.25 per Share, for an aggregate purchase price of $1,925,000.   With GEE as our operating subsidiary, we intend to strive to become a recognized leader in the providing of professional staffing and related human resource outsourcing services; with specialization on information technology, engineering, and accounting professionals.  Based on the review of GEE’s business and market position, we have identified GEE as a strategic opportunity and a foundation for long-term growth.

Section 9 — Source and Amount of Funds

We will need approximately $1,750,000 to purchase the maximum number of Shares pursuant to the Offer and to pay related fees and expenses and an additional $1,925,000 to purchase the Newly Issued Shares that are the subject of the Securities Purchase and Tender Offer Agreement dated March 30, 2009. PSQ will be deploying its own proprietary cash under management funding for the Tender Offer and for the Share Purchase, without the use of third party funding, and the applicable funds for the Offer will be deposited into escrow no later than three business days prior to the closing of the Tender Offer.  Funds needed for purchase of the 7,700,000 Newly Issued Shares is currently being held in escrow, pursuant to an Escrow Agreement, dated March 30, 2009, at the Park Avenue Bank, located at 460 Park Avenue, New York, NY 10022.

Section 10 — Possible Effects of the Offer on the Market for the Shares

Effect on the Market for the Shares

The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Quotations

The Shares are currently listed and traded on the NYSE AMEX US Stock Exchange, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing.

Margin Securities

The Shares are currently “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

Section 11 — Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

PSQ has retained Morrow & Co., LLC, as the Information Agent, and Continental Stock Transfer and Trust, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

As compensation for acting as Information Agent in connection with the Offer, Morrow & Co., LLC will receive reasonable and customary compensation for its services and will also be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. GEE will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer (in thousands):

Advertising	250.00
Filing Fees	85.00
Depositary	10,000
Information Agent (including mailing)	4,800
Legal, Printing and Miscellaneous	75,000

Total:	$90,135

 Section 12 — Conditions to the Offer

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.  For further information on conditions to this Offer, please see the Securities Purchase and Tender Offer Agreement.

Section 13 — Certain Legal Matters

Regulatory Approval

Except as described in this section, based on a review of publicly available filings by GEE with the Commission and a review of certain information furnished by GEE in the normal course of their business dealings, we are not aware of any license, franchise or regulatory permit that is material to the business of GEE and that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “— State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to GEE’s business or that certain parts of GEE’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws

GEE and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

GEE conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above, we have not presently sought to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approval from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating. In such case, we may not be obligated to accept for payment any Shares tendered. See “— Section 12 — Conditions to the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the purchase of the Newly Issued Shares is not subject to such requirements due to the fact that the total value of the transactions on a consolidated basis do not meet the minimum threshold that requires compliance with the notice and approval provisions of the HSR Act.

Section 14 — Miscellaneous

The Offer is being made to all holders of Shares other than PSQ. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of GEE or PSQ not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the Commission a tender offer statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in “— Section 7 — Certain Information Concerning GEE.”

PSQ, LLC

April 13, 2009

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each GEE stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor
New York, NY 10004

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:
Morrow & Co., LLC

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Holders Call Toll Free: (800) 607-0088